

February 7, 2024

Stephen Shamrock
Interim Chief Financial Officer
Nordson Corporation
28601 Clemens Road
Westlake, OH 44145

> **Re: Nordson Corporation**
> **Form 10-K for the Fiscal Year Ended October 31, 2023**
> **Form 8-K Filed December 13, 2023**
> **File No. 000-07977**

Dear Stephen Shamrock:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed December 13, 2023

Exhibit 99.1
Outlook, page 2

1.   We note on page 2 of your earnings release you provide outlook guidance for the non-GAAP financial measure adjusted diluted earnings per share without providing a reconciliation to the most directly comparable GAAP financial measure. Refer to Question 102.10(b) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated December 13, 2022 and provide in the future a reconciliation or the required information.

Reconciliation of Non-GAAP Measures - Profitability, page 9

2.   We note your reconciliations of non-GAAP measures. Please consider clearly labeling each measure as non-GAAP rather than including GAAP labeled line items under the caption "Non-GAAP Measures - Adjusted Profitability" so that the intent of this disclosure is clear. Similarly, consider clearly labeling "adjusted EPS" and "revised

adjusted EPS" as non-GAAP.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology